EXHIBIT 3
FAIRNESS OPINION


          CORPORATE CAPITAL
December 12, 1995            CONSULTANTS INC.
1185 AVENUE OF THE AMERICAS
18th FLOOR
NEW YORK, NEW YORK 10036-2601
TEL: (212) 843-0352
Far West Electric Energy Fund, L.P.
     FAX: (212) 843-0574

c/o Far West Capital, Inc., General Partner 921 Executive Park
Drive, Suite "B" Salt Lake City, Utah 84117

Gentlemen:

You have requested our opinion as to the fairness to the Limited Partners, (other than Far West Capital, Inc. ('FWC")), of Far West Electric Energy Fund, L.P. (the "Fund") of the $1,250,000 proposed to be paid by U.S. Envirosystems, Inc. C'USE") for the geothermal plant known as SB-1 and certain other assets of the Fund after the date of closing, pursuant to the draft Purchase and Sale Agreement dated December 7, 1995.

Corporate Capital Consultants, Inc. ('CCC") is a specialist investment banking firm which, since its inception in 1974, performs services in the area of financial consulting, corporate valuation and fairness opinions, and mergers and acquisitions. In the valuation area, CCC has provided corporate valuations, often in conjunction with pending purchase offers, plans to sell or recapitalizations, for both public and privately-held companies in a broad range of industries. In the case of public companies, CCC has furnished several fairness opinions with a number of tender offers, going-private transactions, and the purchase of minority interests.

In connection with this opinion, we have reviewed, among other things, a draft of the Purchase and Sale Agreement with attendant documents; Annual Reports on Form 10K of the Fund for the five years ended December 31, 1994, as well as tax returns for the same period; certain Quarterly Reports on Form 10-Q of the Fund; certain internal financial analyses and forecasts for the Fund prepared by the management of the Fund; and certain internal financial analyses and forecasts for the Fund if operated by USE as prepared by the management of USE, We have also reviewed other documents such as the current Power Purchase Agreement with Sierra Pacific Power, loan documents, royalty agreements, draft to the proposed USE SB-2, and a two-year old appraisal of the plant. We also have held discussions with members of the senior management of the Fund and USE regarding the past and current business operations, financial condition and future prospects of the SB-1 plant and the Fund. We have held discussions with the senior lender, Westinghouse Credit Corporation, and Sierra Pacific Power. We have reviewed information on certain other companies in the independent power production industry specifically and in other industries generally and considered such other information, held such other discussions and performed such other studies and analyses as we considered appropriate.


2 -

Far West Electric Energy Fund, L.P.
    December 12,1995



We have relied without independent verification upon the accuracy and completeness of all of the financial information and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of the plant or the Fund.

Based upon and subject to the foregoing an d such other matters as we considered relevant, we are of the opinion that, as of December 12, 1995, the consideration to be received by the Limited Partners (other than FWC) are fair to those Limited Partners from a financial point of view.


Very truly yours,

CORPORATE CAPITAL CONSULTANTS, INC.



Carl A. Goldman
President